SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33384

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSA Bank & Trust 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, PA 18360-0160

ESSA BANK & TRUST 401(k) PLAN

STROUDSBURG, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2010

ESSA BANK & TRUST 401(k) PLAN
DECEMBER 31, 2010

Page Number

Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 10

Supplemental Information	11

[Letterhead of Snodgrass]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ESSA Bank & Trust
Stroudsburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the ESSA Bank & Trust 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ESSA Bank & Trust 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S.R. Snodgrass, A.C.

Wexford, PA
July 12, 2011

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS
Investments, at fair value
ESSA Bancorp, Inc. common stock	$4,840,194	$4,254,208
Mutual funds	3,622,330	2,649,236
Guaranteed investment contract	40,916	-
Total investments, at fair value	8,503,440	6,903,444

Net assets available for benefits	$8,503,440	$6,903,444

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

ADDITIONS IN NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$895,332
Interest and dividends on investments	69,442

Total investment income	964,774

Contributions:
Contributions by employer	242,215
Contributions by employees	587,709

Total contributions	829,924

Total additions	1,794,698

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	182,680
Administrative expenses	12,022

Total deductions	194,702

Net increase	1,599,996

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the period	6,903,444

End of the period	$8,503,440

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the ESSA Bank & Trust 401(k) Plan (the “Plan”) for employees of ESSA Bank & Trust (the “Bank”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of the Bank who have attained the age of 21 and have completed one year of service and 1,000 hours of service.  An employee becomes a participant on either January 1 or July 1, depending on when eligibility requirements are met.  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Employees may elect to contribute any amount up to the maximum percentage allowable, not to exceed the limits of Code Sections 401(k), 402(g), 404, and 415.  The Bank will match 100 percent of the participant’s annual elective deferrals that do not exceed 3 percent of the participant’s compensation, plus 50 percent of the amount of the participant’s annual elective deferrals that do not exceed 5 percent of the participant’s compensation.  The participants may direct their accounts into several different investment options.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with Plan earnings.  Allocations are based upon participants’ account balances at the beginning of the valuation period, while forfeitures related to the non-vested portion of the employer contributions are reallocated to remaining participants’ accounts in the ratio of each participant’s compensation in relation to compensation of all participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions, employer contributions, and actual earnings thereon.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Payment of Benefits

Upon termination of service, participants whose accounts do not exceed $1,000 may receive a lump-sum amount equal to the value of their account.  Participants whose accounts are between $1,000 and $5,000 may receive a lump-sum distribution or may have the balance of their account rolled over into an IRA.  Participants whose vested account balance at the time of termination exceeds $5,000 may receive a lump-sum distribution or an annuity or may defer payments of benefits until April 1 of the calendar year following the calendar year during which the participant reaches age 70 1/2.

Forfeitures

At December 31, 2010 and December 31, 2009, there were no forfeited nonvested accounts.  During each of the years ended December 31, 2010 and 2009, no forfeitures were utilized to reduce the employer’s contribution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform to U.S. generally accepted accounting principles (“GAAP”).

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Accounting Estimates

The financial statements have been prepared in conformity with U.S. GAAP.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value.  The fair value of mutual funds is determined using the quoted net asset value of the specified fund.  The fair value of ESSA Bancorp, Inc. common stock is determined based on a quoted market price.

The net appreciation in fair value of investments includes investments purchased, sold, and held during the year.

Purchases and sale of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

Administrative expenses of the Plan relating to investment management and recordkeeping fees are paid by the Plan.  Fees relating to accounting and miscellaneous administrative expenses are paid by the Plan’s sponsor.  Such expenses amounted to $14,090 for the year ended December 31, 2010.

NOTE 3 – INVESTMENTS

The Plan investments are administered by Massachusetts Mutual Life Insurance Company (“trustee”).

The fair value of the individual investments that represent 5 percent or more of the Plan’s net assets as of December 31 are as follows:

	2010	2009
Investments at fair value as determined by quoted market price:

Premium Money Market Fund (Babson)	$539,256	$493,597
ESSA Bancorp, Inc. common stock	4,840,194	4,254,208
Total	$5,379,450	$4,747,805

The Plan’s investments appreciated in fair value for the year ended December 31 as follows:

Net Appreciation in Fair Value During 2010
Investments at fair value as determined by quoted market price:
Mutual funds	$301,441
ESSA Bancorp, Inc. common stock	593,459
Guaranteed investment contract	432

Net appreciation in fair value	$895,332

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.  In September 2010, the Bank approved the discontinuation of the employer match beginning in the Plan year 2011.

NOTE 5 – TAX STATUS

The Plan obtained its latest determination letter on March 11, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – TAX STATUS (Continued)

Plan management is required to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds that are managed by Massachusetts Mutual Life Insurance Company, the defined trustee of the Plan.  Therefore, related transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services amounted to $12,022 for the year ended December 31, 2010.

At December 31, 2010, the Plan held 349,070 shares of ESSA Bancorp, Inc. common stock. Dividends received on these shares in 2010 totaled $69,442.

NOTE 7 – FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value.  The three broad levels of pricing observations are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date.  The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data, when available.

The following table presents the assets reported on the Statement of Net Assets Available for Benefits at their fair value as of December 31, 2010 and 2009, by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

	December 31, 2010
	Level I	Level II	Level III	Total
Assets:
ESSA Bancorp, Inc. common stock	$4,840,194	$-	$-	$4,840,194
Mutual funds
Asset Allocation/Lifecycle	-	728,896	-	728,896
High Yield Bond	-	94,614	-	94,614
Intermediate Term Bond	-	188,335	-	188,335
International/Global Growth	-	231,719	-	231,719
International/Global Small/Mid Cap	-	48,332	-	48,332
Large Cap Value	-	277,696	-	277,696
Large Cap Core	-	390,057	-	390,057
Large Cap Growth	-	311,582	-	311,582
Mid Cap Growth	-	141,525	-	141,525
Multi Sector Bond	-	173,806	-	173,806
Small Cap Core	-	126,459	-	126,459
Small Cap Growth	-	235,024	-	235,024
Small Cap Value	-	135,029	-	135,029
Stable Value	-	539,256	-	539,256
Guaranteed investment contract	-	-	40,916	40,916

Total assets at fair value	$4,840,194	$3,622,330	$40,916	$8,503,440

	December 31, 2009
	Level I	Level II	Level III	Total
Assets:
ESSA Bancorp, Inc. common stock	$4,254,208	$-	$-	$4,254,208
Mutual funds
Asset Allocation/Lifecycle	-	528,451	-	528,451
High Yield Bond	-	44,595	-	44,595
Intermediate Term Bond	-	123,203	-	123,203
International/Global Growth	-	196,612	-	196,612
International/Global Small/Mid Cap	-	38,475	-	38,475
Large Cap Value	-	216,806	-	216,806
Large Cap Core	-	303,759	-	303,759
Large Cap Growth	-	245,072	-	245,072
Mid Cap Growth	-	37,647	-	37,647
Multi Sector Bond	-	122,633	-	122,633
Small Cap Core	-	91,490	-	91,490
Small Cap Growth	-	121,672	-	121,672
Small Cap Value	-	85,224	-	85,224
Stable Value	-	493,597	-	493,597

Total assets at fair value	$4,254,208	$2,649,236	$-	$6,903,444

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level III assets for the year ended December 31, 2010.

Guaranteed Interest Account
Balance, January 1, 2010	$-
Total Gains	432
Purchases, sales, issuances and settlements (net)	40,484

Balance, December 31, 2010	$40,916

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common Stocks

Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Valued at the net asset value (“NAV”) of shares held by the Plan at year-end.

Guaranteed Investment Contract

Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Investments in mutual funds, common stock and guaranteed investment contracts would be considered a financial instrument.  At December 31, 2010 and December 31, 2009, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTAL INFORMATION

ESSA BANK & TRUST 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EMPLOYER IDENTIFICATION NUMBER 24-0568185
PLAN NUMBER - 002
DECEMBER 31, 2010

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Mutual Funds
*	Aggressive Journey	282	$37,727	$41,295
*	Premium Core Bond (Babson)	101	336,037	188,335
*	SEI Indexed Equity (Northern Trust)	941	829,230	338,902
*	SEI Mid Cap Growth II (TRP/Frontier)	445	144,960	126,777
*	SEI Large Cap Value (Davis)	1,234	701,424	229,537
*	Premium International Equity (OFI)	471	506,142	231,719
*	Moderate Journey	838	117,704	134,805
*	Premium Money Market Fund (Babson)	843	527,827	539,256
*	New Horizons (T. Rowe Price)	518	390,670	235,024
*	Conservative Journey	197	27,633	34,339
*	Spectrum Growth (T. Rowe Price)	150	184,244	51,155
*	Adv SmMid Cap Value(Wells Fargo)	1,100	70,686	126,459
*	Dow Jones Target 2015(Wells Fargo)	1,693	161,002	197,650
*	Dow Jones Target 2025(Wells Fargo)	1,348	118,967	154,231
*	Dow Jones Target 2035(Wells Fargo)	657	55,082	74,114
*	Dow Jones Target Today(Wells Fargo)	754	80,875	92,072
*	Large Cap Value (Eaton Vance)	373	22,055	30,909
*	NFJ Small Cap Value (Allianz)	533	97,007	135,029
*	Ultra Aggressive Journey	3	334	390
*	Int'l New Discovery (MFS)	156	32,088	48,332
*	Cullen Value (Pioneer)	136	15,992	17,250
*	Growth America (American)	2,814	298,326	311,582
*	Strategic Incm (Loomis Sayles)	1,033	158,957	173,806
*	High Yield (PIMCO)	682	93,175	94,614
*	Adv Discovery (Wells Fargo)	104	14,728	14,748
				3,622,330

*	Guaranteed Investment Contract	3,963	40,916	40,916

	Common Stock
*	ESSA Bancorp, Inc. common stock	349,070	3,759,220	4,840,194

	Total			$8,503,440

* Denotes party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESSA BANK & TRUST 401(k) PLAN

Date: July 12, 2011	By:	/s/ Gary S. Olson
Gary S. Olson
Plan Administrator
ESSA Bank & Trust

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm